[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested by Nevro Corp. with respect to portions of this letter.

FIRM / AFFILIATE OFFICES
		Abu Dhabi	Milan
		Barcelona	Moscow
		Beijing	Munich
		Boston	New Jersey
		Brussels	New York
		Chicago	Orange County
		Doha	Paris
		Dubai	Riyadh
October 15, 2014		Düsseldorf	Rome
		Frankfurt	San Diego
		Hamburg	San Francisco
		Hong Kong	Shanghai
		Houston	Silicon Valley
		London	Singapore
		Los Angeles	Tokyo
VIA EDGAR		Madrid	Washington, D.C.

140 Scott Drive
United States Securities and Exchange Commission		Menlo Park, California 94025
Division of Corporation Finance		Tel: +1.650.328.4600 Fax: +1.650.463.2600
100 F Street, N.E.		www.lw.com
Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Branch Chief
Tom Jones, Staff Attorney
Kevin Vaughn, Accounting Branch Chief
Eric Atallah, Staff Accountant

FOIA Confidential Treatment Request
Under 17 C.F.R. §200.83

Re:	Nevro Corp.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-199156)

Ladies and Gentleman:

On behalf of Nevro Corp. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) with the Commission on October 3, 2014 and subsequently amended it on October 10, 2014 and October 15, 2014. The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an Amendment to the Registration Statement (the “Amendment”) for distribution on October 24, 2014. We are respectfully requesting confidential treatment for the redacted portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the Letter.

United States Securities and Exchange Commission
October 15, 2014

The Company’s discussion of stock-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Significant Judgments and Use of Estimates—Stock-Based Compensation”, which is included on pages 63 to 66 of the Registration Statement.  Reference is also made to the letter to the Staff on behalf of the Company, dated September 16, 2014, responding to the comment letter from the Staff dated September 4, 2014 (the “Comment Letter Response”) and, in particular, comments 26 and 27.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect the reverse stock split that the Company will give effect prior to the Commission’s declaration of effectiveness of the Registration Statement.1  For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, particularly in light of the recent significant volatility in the capital markets, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS IN PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the twelve months preceding, and the period subsequent to, the most recent balance sheet date included in the Registration Statement, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share
July 10, 2013	445,000	$0.15		$0.15
October 15, 2013	3,418,000	$0.15		$0.15
January 16, 2014	1,484,000	$0.15		$0.15
April 28, 2014	5,038,000	$0.15		$0.42
September 10, 2014	906,000	$0.42	$	[***]

1  The Company will implement a reverse stock split, which, for purposes of this Letter, the Company currently estimates to be approximately [***] to [***].  This reverse stock split would result in a post-split Preliminary IPO Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

United States Securities and Exchange Commission

October 15, 2014

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

As previously disclosed, the Company determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).  In addition, the Company’s board of directors also considered various objective and subjective factors, along with input from management and independent third-party valuations, to determine the fair value of its common stock as disclosed in the Registration Statement.

As described in more detail in the Registration Statement, prior to June 2014, the Company utilized the option pricing method (“OPM”), an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its common stock. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. Prior to starting preparations for the Company’s IPO, the OPM was utilized because the Company could not reasonably estimate the form and timing of potential liquidity events. At each grant date, the Company’s board of directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the fair value of its common stock.

On June 19, 2014, the Company held an organizational meeting relating to a proposed IPO. In connection with preparing for a proposed IPO and the preparation of the Company’s interim consolidated financial statements to be included in the prospectus relating to the IPO, the Company completed a valuation of its common stock as of June 30, 2014 (the “June 30 Valuation”). This valuation utilized a hybrid method (the “Hybrid Method”), as outlined in the AICPA Practice Aid, based on the OPM and the probability-weighted expected return method (“PWERM”) to allocate the overall value of equity to the various share classes.  Under the PWERM valuation method, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for a lack of marketability.

The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

United States Securities and Exchange Commission

October 15, 2014

REASSESSMENT OF FAIR VALUE IN CONNECTION WITH PREPARATION OF INTERIM FINANCIAL STATEMENTS

As discussed in the Company’s Comment Letter Response, in connection with completing the June 30 Valuation, the Company reexamined the estimated fair value of its common stock associated with stock option grants on April 28, 2014 on a retrospective basis for financial reporting purposes. For this purpose, the Company determined that, in retrospect, the June 30 Valuation of $0.42 per share provided a closer approximation of the fair value of the Company’s common stock. As a result, the Company utilized the June 30 Valuation for purposes of calculating stock-based compensation expense for financial reporting purposes for the April 28, 2014 stock option awards.

For purposes of the June 30 Valuation, the Company analyzed two potential IPO events for the PWERM: (a) an IPO with an enterprise valuation of the Company of $[***] million  (the “High IPO”) and (b) an IPO with an enterprise valuation of the Company of $[***] million (the “Low IPO”), in each case, occurring in the fourth quarter of 2014.  The Company analyzed two valuation methods for the Company’s enterprise value for input in the OPM: (x) a market-based approach using the valuations of comparable publicly traded companies (the “Market Approach”) and (y) an income-based approach using a discounted cash flow analysis (the “Income Approach”).  The Company equally weighted each of the PWERM methodology, the Market Approach and the Income Approach in deriving the $0.42 fair value per share.

The Company believes that the potential liquidity events used in the June 30 Valuation and the probability weighting of each methodology and liquidity event was appropriate at the time, in light of the Company’s pre-FDA approval stage of development, its operating results, its prospects for an IPO in the near term, general conditions in the capital markets (including with respect to IPOs), and the relative likelihood of achieving an IPO in light of prevailing market conditions as compared to continuing to operate as a private company. The timing of these future liquidity event scenarios was determined based primarily on input from the Company’s board of directors and management.

Discussion of PWERM Results

As noted above, the PWERM allocates the projected equity value to each share class at each potential future event date, taking into consideration the rights and preferences of each class of equity and the anticipated timing of each event, and then discounts the results to present value using an appropriate risk adjusted discount rate. The estimated fair values per share are probability weighted to arrive at a probability-weighted fair value per share. Finally, as the Company is a closely held, non-public company with no ready market for its shares, a discount for lack of marketability is then applied to arrive at an estimated fair value per share for each event.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

United States Securities and Exchange Commission

October 15, 2014

The following table sets forth the results of the PWERM analysis used to determine the probability weighted fair value per share:

PWERM METHOD	HIGH IPO			LOW IPO
Projected Enterprise Value (in millions)	$	[***]		$	[***]
Common Stock Value Per Share[2]	$	[***]		$	[***]
Probability Weighting	[***]		%	[***]		%
Estimated Fair Value Per Share	$	[***]		$	[***]
Discount for Lack of Marketability	[***]		%	[***]		%
Discounted Fair Value Per Share	$	[***]		$	[***]
Probability Weighted Fair Value Per Share	$ [***]

Discussion of OPM Results

The enterprise value of the Company used in the OPM was based on an equal weighting of the enterprise values derived under a Market Approach and the Income Approach. The following table sets forth the results of the OPM analysis used to determine the Estimated Fair Value Per Share:

OPM METHOD	Weighting	Scenario
Market Approach (in millions)	50% $	[***]
Income Approach (in millions)	50% $	[***]
Enterprise Value (in millions)	$ [***]
Common Stock Value Per Share	$ [***]
Discount for Lack of Marketability	[***]	%
Probability Weighted Fair Value Per Share	$ [***]

Resulting Estimated Fair Value Per Share

Under the Hybrid Method, the estimated value per share under each of the PWERM and OPM analyses were then probability weighted to derive the fair value per share of $0.42.

MOST RECENT FAIR VALUE DETERMINATION

On September 10, 2014, the Company issued a limited number of stock options and initially determined the estimated fair value of its common stock in connection with the grants based on the June 30 Valuation, its most recent available data.  Subsequent to the grant date, the Company’s Underwriters presented a preliminary analysis of the proposed enterprise valuation of the Company. Based on the Underwriters’ analysis and input from the Company’s management and board of directors, the Preliminary IPO Price Range was derived.

2  After discounting to present value

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

United States Securities and Exchange Commission

October 15, 2014

In light of the determination of the Preliminary IPO Price Range subsequent to the grant date, the Company retrospectively evaluated the fair value of its common stock with respect to the stock options granted on September 10, 2014 for financial reporting purposes.  In connection with this reassessment and the proximity to the proposed IPO, the Company has determined to utilize the midpoint of the Preliminary IPO Price Range, $[***] per share, as the fair value of its common stock for purposes of recording stock-based compensation expense. The aggregate stock-based compensation expense based on the reassessed fair value for these grants is approximately $[***], which will be amortized over the four year vesting period. The effect of the reassessed fair value and resulting incremental stock-based compensation expense charge (as between the June 30 Valuation and the midpoint of the Preliminary IPO Price Range) is approximately $[***] over the four year vesting period and approximately $[***] for the third quarter of fiscal 2014. The incremental increase in stock-based compensation as a result of the reassessed fair value is immaterial to the Company for financial reporting purposes.

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The following table sets forth the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Price Range (pre-split)	$	[***]	$	[***]	$	[***]

COMPARISON OF IPO PRICE RANGE AND RECENT FAIR VALUE DETERMINATIONS

As noted above, the Company has retrospectively reassessed the fair value of its common stock as of September 10, 2014 at the midpoint of the Preliminary IPO Price Range for financial reporting purposes.

With regard to the April 28, 2014 stock option grants, the primary factor that accounts for the increase in the Preliminary IPO Price Range over the estimated fair value determination is the difference in valuation methodology. In particular, because the Hybrid Method utilizes a probability-weighted approach, the resulting fair value per share reflects the potential for alternative events, which inherently decreases the fair value per share due to the combination of (i) operating scenarios other than an IPO, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) nor discounted for a lack of marketability.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.

United States Securities and Exchange Commission

October 15, 2014

Notably, the projected enterprise value of the Company in the June 30 Valuation for the IPO scenarios ($[***] million for the High IPO and $[***] million for the Low IPO, bolded in the table on page 5 for emphasis) and the resulting probability-weighted fair value per share ($[***], bolded in the table on page 5 for emphasis) is consistent with the Preliminary IPO Price Range.

CONCLUSION

In light of the Company’s determination to retrospectively reassess the fair value of its common stock for purposes of recording stock-based compensation expense related to the September 10, 2014 stock option grants, as well as the comparison of the projected enterprise values in the IPO scenarios and the Company’s equity value at the Preliminary Assumed IPO Price with regard to the April 28, 2014 stock option grants, the Company believes that the deemed per share fair values used as the basis for determining the reassessed stock-based compensation expense for financial reporting purposes are reasonable and appropriate.

Please do not hesitate to contact me by telephone at (650) 463-2643 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence

Very truly yours,

/s/ Anthony J. Richmond

of LATHAM & WATKINS LLP

CC:                          Michael DeMane, Nevro Corp.
Andrew H. Galligan, Nevro Corp.
Michael W. Hall, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to portions of this letter.